Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-221270

Up to 11,293,211 Shares of Common Stock

to be sold by the Selling Stockholders

PROSPECTUS SUPPLEMENT NO. 1

DATED NOVEMBER 25, 2019

(To Prospectus Dated November 28, 2017)

This Prospectus Supplement No. 1, dated November 25, 2019 (“Supplement No. 1”), filed by 22nd Century Group, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated November 28, 2017 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-3 Registration Statement declared effective by the Securities and Exchange Commission on November 28, 2017. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the sale, from time to time, of up to 11,293,211 shares of the Company’s common stock, par value $0.00001 per share, by the selling stockholders identified in the Prospectus.

On November 25, 2019, the Company entered into Warrant Exercise Agreements (the “Exercise Agreements”) with all of the selling stockholders identified in the Prospectus (the “Exercising Holders”), who are also the holders of the Company’s outstanding warrants to purchase up to 11,293,211 shares of common stock of the Company with an exercise price of $2.15 per share (the "Original Warrants"), whereby the Exercising Holders and the Company agreed that the Exercising Holders would immediately exercise for cash 7,350,000 of the Original Warrants at a reduced exercise price of $1.00 per share. In addition, the Exercising Holders agreed to exercise the remaining 3,943,211 Original Warrants for cash on or prior to January 27, 2020, provided that the Exercising Holders are in compliance with the beneficial ownership limitation provisions contained in the Original Warrants. In consideration for the Exercising Holders exercising their Original Warrants for cash, the Company will issue to each Exercising Holder a new warrant (each, a "New Warrant") to purchase shares of common stock of the Company equal to the number of shares of common stock of the Company underlying the Original Warrants that shall be exercisable to the extent such Exercising Holder exercises for cash such Exercising Holder's Original Warrants pursuant to the Exercise Agreements. The terms of the New Warrants will be substantially similar to the terms of the Original Warrants, except that the New Warrants will (i) be exercisable from first issuance of the New Warrants for a period of five years and (ii) have an exercise price equal to $1.25 per share.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect a decrease in the exercise price of the Original Warrants from $2.15 per share of common stock to $1.00 per share of common stock in accordance with the terms of the Exercise Agreements and all references in the Prospectus to the exercise price of $2.15 per share of common stock with respect to the Original Warrants are hereby amended and restated to reflect an exercise price of $1.00 per share of common stock.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on the NYSE American under the symbol “XXII.” On November 22, 2019, the closing sale price of the Company’s common stock was $1.10 per share.

Investing in the Company’s common stock involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is November 25, 2019